This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 20, 2004

3.

Press Release

The press release was issued on January 20, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that it has acquired the rights to explore for diamonds in Mali on a permit that surrounds and includes its Tabakoto and Segala permits covering an area of approximately 170 km². The acquisition of the diamond rights provides an additional mineral opportunity in one of Nevsun’s primary areas of exploration and development. Nevsun’s existing Tabakoto exploration camp, infrastructure and regional management team provides a cost effective base for the Company to progress with its planned diamond exploration program.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 20, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NEVSUN ACQUIRES DIAMOND EXPLORATION RIGHTS FOR THE TABAKOTO/SEGALA REGION

                    January 20, 2004

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that it has acquired the rights to explore for diamonds in Mali on a permit that surrounds and includes its Tabakoto and Segala permits covering an area of approximately 170 km². The acquisition of the diamond rights provides an additional mineral opportunity in one of Nevsun’s primary areas of exploration and development. Nevsun’s existing Tabakoto exploration camp, infrastructure and regional management team provides a cost effective base for the Company to progress with its planned diamond exploration program.

  Large alluvial diamonds up to 232 carats found in the past

  24 kimberlite occurrences known in the region

  airborne geophysical survey completed

  initial heavy mineral indicator work completed with highly encouraging results one micro-diamond found in stream sediments

  additional diamond exploration work is currently in progress

Past work in the area with respect to diamonds and the location of kimberlites is quite extensive with programs going back to 1954 being on record. Various past operators in the immediate Kenieba area included the BRGM and MADE (Mali Diamond Exploration) a joint venture between Mink Mineral Resources and Ashton Mining West Africa. Their work indicated that a significant number of diamonds have been found and kimberlites are present in the area.

Local orpaillage (artisans) have recovered alluvial diamonds from various small creeks in the area over many years. From the Doundi River that flows through the Nevsun permit a 232 carat stone was recovered just south of the village of Dialafoundou in 1993 and a 55 carat diamond was recovered from a creek in the northern part of the permit area around 1998. In 1956 close to the village of Sansantoa a 137 carat diamond was recovered.  These diamond finds are recorded with the DNGM (Direction Nationale de la Geologie et des Mines) Mali.

BRGM and MADE work also indicated significant numbers of kimberlite indicator minerals within stream sediments within the Nevsun permit area. Up to 1997 a total of 24 kimberlite pipes and one kimberlite dyke had been found in the region.

As part of a more regional exploration program Nevsun has recently completed a systematic stream sediment sampling program as well as an airborne magnetometer and gravity survey. In conjunction with the stream sediment sampling program a series of heavy mineral concentrates were taken and examined for heavy minerals associated with kimberlites. The samples were also analyzed for gold and a multi-element package.

The airborne data is being studied to determine if geophysical signatures typical of a kimberlite can be defined. The data will also be used to determine the extent of any known gold bearing structures and this knowledge will be applied to other areas on the property that displays similar signatures.

The recently completed heavy mineral work has defined one micro-diamond in the northern part of the Nevsun permit area.  Significant quantities of pyrope garnets, ilmenites and chromites have been observed from the northern part of the permit area which is interpreted to be of kimberlitic origin. Significant quantities of enstatite have been observed from the southern part of the permit. Additional microprobe work is required to determine their significance.

Nevsun is highly encouraged by the results of its initial diamond exploration work in a region known to host a significant number of kimberlite occurrences and alluvial diamonds. Additional detailed follow up work is underway to determine if one or more economically viable diamondiferous kimberlites underlies its permit area.

Nevsun Resources is an exploration and development company with a primary focus on advancing the Tabakoto/ Segala gold projects in western Mali to production. The combined projects represent one of West Africa’s largest undeveloped gold camps. Management also believes that the new high-grade gold and base metals discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto/Segala projects as they provide for regional and corporate growth.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com